UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)




                            James River Coal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock - Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    470355207
            --------------------------------------------------------
                                 (CUSIP Number)




                                Steven N. Isaacs
                               Glencore Finance AG
                               Baarermattstrasse 3
                                  CH-6341 Baar
                                   Switzerland
                               011-41-41-709-2340
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                  May 31, 2005
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 2 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Glencore Finance AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        (See Item #3)  AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,433,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,433,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,433,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.99%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 3 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Glencore International AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        See Item #3)  WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,433,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,433,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,433,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.99%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 4 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Glencore Holding AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        (See Item #3) AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 2,433,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,433,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,433,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.99%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 5 OF 13 PAGES
----------------------------                           -------------------------


ITEM 1. SECURITY AND ISSUER

            This Schedule 13D filed by the Reporting Persons (as defined below) relates to the acquisition by Glencore Finance AG ("Glencore Finance") of shares of common stock, par value $.01 (the "Common Stock"), issued by James River Coal Company (the "Company").

            The principal executive office of the Company is located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219, United States of America.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) This Schedule 13D is filed on behalf of Glencore Finance, Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and, collectively with Glencore Finance and Glencore International, "Glencore"). Glencore is sometimes referred to herein as the "Reporting Persons". Each of Glencore Finance, Glencore International and Glencore Holding is a company organized under the laws of Switzerland.

            (b) Glencore Finance is engaged principally in making investments. Glencore International is the parent company of Glencore Finance. Glencore Holding is the parent company of Glencore International. Glencore International is a leading privately held, diversified natural resources group with world-wide activity in mining, smelting, refining, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. The principal place of business of Glencore is located at Baarermattstrasse 3, CH-6341, Baar, Switzerland.

            (c) The name, business address and principal occupation or employment of each of the executive officers and directors of each of the Reporting Persons, as well as the names, business addresses, and principal occupations of any other organizations in which such employment is conducted, are set forth in Annex 1 hereto and incorporated herein by reference.

            (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) The citizenship of each of the executive officers and directors of the Reporting Persons is set forth in Annex 1 hereto and incorporated herein by reference.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 6 OF 13 PAGES
----------------------------                           -------------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net investment cost (including commissions, if any) of the shares of Common Stock owned by Glencore Finance is approximately $76,646,424. Glencore Finance obtained such funds from Glencore International. The funds provided by Glencore International to Glencore Finance consisted of working capital of Glencore International.

ITEM 4. PURPOSE OF TRANSACTION.

            The purpose of the acquisition by Glencore Finance of the shares of Common Stock that are the subject of this Schedule 13D was and is for investment purposes. The Reporting Persons intend to continue to evaluate the Company's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Company and other persons regarding the Company's affairs. Depending on such evaluations, the Reporting Persons may purchase additional shares of Common Stock, or dispose of any and all shares of Common Stock held by them. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing stockholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Company. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of the Company's assets or change in the Company's capitalization.

            Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Company has 16,240,694 shares of Common Stock outstanding as of May 31, 2005, according to the prospectus filed by the Company dated May 26, 2005. The total number of shares of Common Stock that the Reporting Persons beneficially own is 2,433,948, which represents approximately 14.99% of the Company's total outstanding shares of Common Stock as of May 31, 2005.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of the Common Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by Glencore.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 7 OF 13 PAGES
----------------------------                           -------------------------

            (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by Glencore Finance in the Common Stock within the last sixty days are set forth in Schedule "A" hereto, and are incorporated by reference. Glencore International and Glencore Holding did not enter into any transactions in respect of the Common Stock of the Company within the last sixty days.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than the Joint Filing Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1: Joint Filing Statement

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 8 OF 13 PAGES
----------------------------                           -------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2004


                                       GLENCORE FINANCE AG


                                       By: /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name: Barbara A. Wolfensberger
                                          Title: Director


                                       By: /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name: Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By: /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name: Lotti Grenacher
                                          Title: Officer


                                       By: /s/ Zbynek E. Zak
                                          --------------------------------------
                                          Name: Zbynek E. Zak
                                          Title: Director


                                       GLENCORE HOLDING AG


                                       By: /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name: Willy R. Strothotte
                                          Title: Chairman


                                       By: /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name: Andreas Hubmann
                                          Title: Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 9 OF 13 PAGES
----------------------------                           -------------------------


                                     Annex 1

            Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

Name                            Principal Occupation             Business Address         Citizenship
------------------------   ------------------------------   ---------------------------   ------------
Steven N. Isaacs           Chairman and Managing Director                                 South Africa
                           of Glencore Finance AG

Andreas P. Hubmann         Officer of Glencore
                           International AG -- Accounting

Barbara A. Wolfensberger   In-house Counsel of Glencore
                           International AG



Directors of Glencore International

Name                       Principal Occupation             Business Address         Citizenship
-------------------   ------------------------------   ---------------------------   -----------
Willy R. Strothotte   Chairman                                                         Germany

Ivan Glasenberg       Chief Executive Officer                                         Australia

Zbynek E. Zak         Chief Financial Officer

Peter A. Pestalozzi   Attorney, Pestalozzi Gmuer &     Loewenstrasse 1
                      Patry                            CH-8001 Zurich, Switzerland

Craig A. Davis        Chairman & Chief Executive       2511 Garden Road,                 USA
                      Officer of Century Aluminum      Bldg. A, Suite 200,
                      Company                          Monterey, CA 93940

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 10 OF 13 PAGES
----------------------------                           -------------------------


Directors of Glencore Holding

Name                       Principal Occupation             Business Address         Citizenship
-------------------   ------------------------------   ---------------------------   -----------
Willy R. Strothotte   Chairman                                                         Germany

Ivan Glasenberg       Chief Executive Officer                                         Australia

Zbynek E. Zak         Chief Financial Officer

Peter A. Pestalozzi   Attorney, Pestalozzi Gmuer &     Loewenstrasse 1
                      Patry                            CH-8001 Zurich, Switzerland

Craig A. Davis        Chairman & Chief Executive       2511 Garden Road,                 USA
                      Officer of Century Aluminum      Bldg. A, Suite 200,
                      Company                          Monterey, CA 93940

Andreas Hubmann       Officer of Glencore
                      International AG -- Accounting

Daniel Dreyfuss       Managing Director - London       50 Berkley Street, London
                      Office                           W1J 8HD, United Kingdom

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 11 OF 13 PAGES
----------------------------                           -------------------------


                                   Schedule A

                                Glencore Finance

                                  Number of Shares
            Date of Transaction   Purchased/(Sold)   Price Per Share
            -------------------   ----------------   ---------------

            05/31/2005                150,000            $32.50

            05/31/2005                 25,000            $32.27

            06/02/2005                 50,000            $32.77

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 12 OF 13 PAGES
----------------------------                           -------------------------


                                    Exhibit 1

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 1 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: June 2, 2005


                                       GLENCORE FINANCE AG


                                       By: /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name: Barbara A. Wolfensberger
                                          Title: Director


                                       By: Steven N. Isaacs
                                          --------------------------------------
                                          Name: Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By: /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name: Lotti Grenacher
                                          Title: Officer


                                       By: /s/ Zbynek E. Zak
                                          --------------------------------------
                                          Name: Zbynek E. Zak
                                          Title: Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                    PAGE 13 OF 13 PAGES
----------------------------                           -------------------------


                                       GLENCORE HOLDING AG


                                       By: /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name: Willy R. Strothotte
                                          Title: Chairman


                                       By: /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name: Andreas Hubmann
                                          Title: Director